Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL (212) 574-1240	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

June 6, 2013
VIA EDGAR
Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Star Bulk Carriers Corp. Registration Statement on Form F-1 Filed May 2, 2013; File No. 333-188281

Dear Mr. Dobbie:

We refer to the registration statement on Form F-1 under File No. 333-188281 (the "Registration Statement") filed by Star Bulk Carriers Corp. (the "Company") with the Securities and Exchange Commission (the "Commission") on May 2, 2013. By letter dated May 29, 2013 (the "Comment Letter") the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter. The Amended Registration Statement also includes certain updates related to the passage of time, including the incorporation by reference of the Company's Form 6-K report dated June 4, 2013, which contains its financial results for the first quarter of 2013.

This letter responds to the Staff's Comment Letter. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Prospectus Cover Page

1.	Please revise the cover page to disclose your most recent stock price and to identify the market on which your common shares are traded.

In response to the Staff's comment, the Company has revised the cover page to disclose the most recent stock price and to identify that the Company's common shares are traded on the Nasdaq Global Select Market.

Questions and Answers Relating to the Rights Offering, page 8

2.	Please revise this section to disclose your net losses for your last fiscal year. You may disclose this information in an otherwise appropriate question and answer, such as the third one on page 9.

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 6, 2013

In response to the Staff's comment, the Company has revised the disclosure in the Section of the Amended Registration Statement entitled "The Questions and Answers Relating to the Rights Offering—How was the subscription price of $5.35 per share determined?" on pages 8 and 9 to include its net losses for the year ended December 31, 2012.  Corresponding changes were also made to Section of the Amended Registration Statement entitled "The Rights Offering" on pages 25 and 26.  Please see the Company's response to comment no. 3.

How was the subscription price of $5.35 per share determined, page 10

3.	Please revise this section to disclose the decline in your stock's price over the past several years and discuss how this price drop has informed your current rights offering price.

In response to the Staff's comment, the Company has revised the disclosure in the Section of the Amended Registration Statement entitled "The Questions and Answers Relating to the Rights Offering—How was the subscription price of $5.35 per share determined?", as follows on pages 8 and 9, and made corresponding changes to the Section of the Amended Registration Statement entitled "The Rights Offering" on pages 25 and 26.

"How was the subscription price of $5.35 per share determined?

The subscription price was determined by our board of directors. The main factors considered by the board of directors included the likely cost of capital from other sources, the size and timing of the rights offering, the price at which our shareholders might be willing to participate in the rights offering and at which the Standby Investors would agree to the Purchase Commitments and the historical and current trading prices of our common shares.

In December 2012, we agreed with all of our lenders to restructure the terms of our current loan agreements subject to the execution of definitive documentation and the satisfaction of certain important conditions. One of the conditions subsequent to closing the restructured loan agreements is to raise $30.0 million through an equity offering. Over the past five years since March 2008 as the broader shipping market has generally deteriorated and the drybulk market has experienced significantly lower rates for time charters and cargos, our stock price has declined from a maximum of approximately $215.10 per share (split-adjusted) as of June 5, 2008 to $6.10 as of March 15, 2013, the date the subscription price was determined. Over this period our market capitalization has declined from a maximum of approximately $777.1 million as of June 5, 2008 to approximately $32.9 million as of March 15, 2013.  In addition, we realized a net loss of approximately $314.5 million, of which, approximately $303.2 million was related to the impairment of the carrying amount of our entire Supramax fleet and the Star Sigma, for the year ended December 31, 2012.  In view of (i) the requirement to raise $30.0 million of equity capital mentioned above, (ii) our current market capitalization relative to the amount of equity capital to be raised and recent losses, and (iii) our desire to provide all shareholders as of the Record Date the opportunity to participate in the capital raise and therefore minimize potential dilution to existing shareholders as of the Record Date, our board of directors determined that a rights offering was in the best interests of the Company and if successful would potentially raise enough capital to meet the requirements of our restructured loan agreements and to fund future growth of the Company. The subscription price of $5.35 per share was determined through extensive negotiations with the Standby Investors and represented a 10% discount to the 15 day volume weighted average price on March 15, 2013 of $5.9497 resulting in an agreed Rights Offering purchase price of $5.35 per share.

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 6, 2013

In addition, our board of directors also received financial and market advice from its financial advisor, Evercore Group L.L.C.  In its capacity as our financial advisor, Evercore has provided financial and market advice to us regarding the rights offering and the Private Placement.  Evercore has not prepared any opinion or appraisal constituting a recommendation or advice to us or our shareholders.  Evercore expresses no opinion and makes no recommendation to our shareholders or any other person as to the purchase or sale by any person of shares of our common stock or other securities. Evercore also expresses no opinion as to the prices at which shares to be distributed in connection with the rights offering or the Private Placement may trade if and when they are issued or at any future time. The closing trading price of our common shares on June 5, 2013 was $5.81 per share. The subscription price is not intended to bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth, or any other established criteria used to value securities. You should not consider the subscription price to be an indication of the fair value of the common stock to be offered in the rights offering.

The trading price of our common shares may decline during or after this rights offering. We cannot assure you that you will be able to sell shares purchased in this rights offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our common stock, although we reserve the right to do so, subject to the terms and provisions of the Purchase Agreement. We urge you to obtain a current quote for our common stock before exercising your subscription rights."

In addition, the Company has revised the disclosure in the Section of the Amended Registration Statement entitled "The Questions and Answers Relating to the Rights Offering—Why are we conducting the rights offering?", as follows on pages 7 and 8 to further clarify why the Company is conducting the rights offering.  Corresponding changes were also made to Section of the Amended Registration Statement entitled "The Rights Offering" on pages 26 and 27.

"Why are we conducting the rights offering?

In December 2012, we reached agreement with all of our lenders to restructure the terms of our current loan agreements subject to the execution of definitive documentation and the satisfaction of certain important conditions.  One of the conditions subsequent to closing the restructured loan agreements is to raise $30.0 million through an equity offering.  We agreed with our lenders to use the equity offering proceeds to buy modern energy efficient assets, which we believe are currently at competitive prices.

In view of (i) the requirement to raise $30.0 million of equity capital mentioned above, (ii) our current market capitalization relative to the amount of equity capital to be raised and recent losses, and (iii) our desire to provide all shareholders as of the Record Date with the opportunity to participate in the capital raise and therefore minimize potential dilution to existing shareholders as of the Record Date, our board of directors determined that a rights offering was in our best interests and if successful would potentially raise enough capital to meet the requirements of our restructured loan agreements and to fund our future growth.  Assuming all the common shares offered hereby are sold and excluding any additional shares that we may offer and sell pursuant to the Private Placement to meet the Minimum Shares that have been committed to the Standby Investors, we expect that the gross proceeds from the rights offering will be approximately $75.0 million."

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 6, 2013

Risk Factors, page 16

Risks Related to this Rights Offering, page 16

We may be unable to comply with the covenants contained in our loan agreements, page 20

4.
Please revise to disclose the current status of the discussed waived and modified financial covenants. In your disclosure, please include a quantitative discussion of your current status as it relates to these covenants.

In response to the Staff's comment, the Company has revised the disclosure in the Section of the Amended Registration Statement entitled "Risk Factors—We may be unable to comply with the covenants contained in our loan agreements" as follows on pages 17, 18 and 19.

"Our loan agreements for our borrowings, which are secured by mortgages on our vessels, contain various financial and other covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity.

The market value of drybulk vessels is sensitive, among other things, to changes in the drybulk charter market, with vessel values deteriorating in times when drybulk charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the drybulk market, along with the oversupply of drybulk carriers and the prevailing difficulty in obtaining financing for vessel purchases, have adversely affected drybulk vessel values, including the vessels in our fleet. As a result, we may not meet certain minimum asset coverage ratios and other financial ratios which are included in our loan agreements.

In December 2012, we agreed with all of our lenders to amend the terms of our current loan agreements subject to execution of definitive documentation. We have entered into amended loan agreements with ABN AMRO Bank N.V. and Credit Agricole Corporate and Investment Bank and we expect to enter into amended loan agreements with our other lenders during the second quarter of 2013.

The material terms that have been and are expected to be included in the amended loan agreements are set forth in the section of our Annual Report on Form 20-F for the year ended December 31, 2012, which is incorporated herein by reference, entitled "Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources–Senior Secured Credit Facilities".

Set forth below are financial and other covenants that are contained in our amended loan agreements that we are required to meet on certain testing dates.  The terms used herein not otherwise defined shall have the meanings ascribed to them in the applicable loan agreement.

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 6, 2013

Credit Agricole Corporate and Investment Bank

The following financial and other covenants regarding our $70.0 million loan agreement with Credit Agricole Corporate and Investment Bank, or Credit Agricole, were in effect as of December 31, 2012 and March 31, 2013:

●
"Asset coverage ratio" greater than 105%. As of December 31, 2012 and March 31, 2013 (which is not a covenant testing date under this loan agreement), our "asset coverage ratio" was 121% and 129%, respectively.

●	"Maximum leverage ratio" less than 95%. As of December 31, 2012 and March 31, 2013, our "leverage ratio" was approximately 85% and 76%, respectively.

●
"Liquid funds" greater than $7.0 million, which is contingent upon the number of vessels owned by the Company. As of December 31, 2012 and March 31, 2013, our "liquid funds" were $20.0 million and $25.3 million, respectively.

ABN AMRO Bank

The following financial and other covenants regarding our $31.0 million loan agreement with ABN AMRO Bank, were in effect as of December 31, 2012 and March 31, 2013:

●
"Asset coverage ratio" greater than 75%. As of December 31, 2012 and March 31, 2013 (which is not a covenant testing date under this loan agreement), our "asset coverage ratio" was 92% and 105%, respectively.

●
"Minimum market value adjusted net worth" greater than $30.0 million. As of December 31, 2012 and March 31, 2013, our "minimum market value adjusted net worth" was approximately $66.7 million and $75.5 million, respectively.

●	"Maximum leverage ratio" less than 110%. As of December 31, 2012 and March 31, 2013, our "leverage ratio" was approximately 90% and 81%, respectively.

●	"Interest coverage ratio" greater than 1.5:1.0. As of December 31, 2012 and March 31, 2013, our "interest coverage ratio" was 5.2:1.0 and 4.3:1.0, respectively.

●
"Minimum liquid funds" greater than $7.0 million, which is contingent upon the number of vessels owned by the Company. As of December 31, 2012 and March 31, 2013, we had "minimum liquid funds" of $20.0 million and $25.3 million, respectively.

Commerzbank AG

The following financial and other covenants regarding our $120.0 million and $26.0 million loan agreements with Commerzbank AG, were in effect as of December 31, 2012 and March 31, 2013:

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 6, 2013

●
"Minimum asset coverage ratio" greater than 80%. As of December 31, 2012 and March 31, 2013 (which is not a covenant testing date under these loan agreements), under the $120.0 million loan agreement with Commerzbank AG we had a "minimum asset coverage ratio" of 98% and 101%, respectively, and under the $26.0 million loan agreement, we had a "minimum asset coverage ratio" of 108% and $111%, respectively.

●	"Market value adjusted equity ratio" greater than 15%. As of December 31, 2012 and March 31, 2013, we had a "market value adjusted equity ratio" of approximately 22% and 25%, respectively.

●
"Minimum liquid funds" greater than $7.0 million under both loans agreements, which is contingent upon the number of vessels owned by the Company. As of December 31, 2012 and March 31, 2013, we had "liquid funds" of $20.0 million and $25.3 million, respectively.

●
Additional financial covenant requirement added, "Interest coverage ratio" greater than 1.5:1.0. As of December 31, 2012 and March 31, 2013, our "interest coverage ratio" was 5.2:1.0 and 4.3:1.0, respectively.

HSH Nordbank, AG

The following financial and other covenants regarding our $64.5 million loan agreement with HSH Nordbank AG, or HSH, were in effect as of December 31, 2012 and March 31, 2013:

●	"Minimum asset coverage ratio" greater than 110%. As of December 31, 2012 and March 31, 2013, our "asset coverage ratio" was 111% and 133%, respectively.

●	"Minimum liquidity" of $0.2 million for each mortgaged vessel under this credit facility. As of December 31, 2012 and March 31, 2013, we had "minimum liquidity" of $0.8 million.

●
"Minimum market value adjusted net worth" greater than $30.0 million. As of December 31, 2012 and March 31, 2013, we had a "minimum market value" adjusted net worth of approximately $66.7 million and $75.5 million, respectively.

●	"Maximum leverage ratio" less than 90%. As of December 31, 2012 and March 31, 2013, we had a "leverage ratio" of approximately 79% and 76%, respectively.

●
"Liquid funds" greater than $7.0 million, which is contingent upon the number of vessels owned by the Company. As of December 31, 2012 and March 31, 2013, we had liquid funds of $20.8 million and $26.1 million, respectively.

●	"Interest coverage ratio" greater than 1.5:1.0. As of December 31, 2012 and March 31, 2013, our "interest coverage ratio" was 5.2:1.0 and 4.3:1.0, respectively.

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 6, 2013

In addition, we have agreed with certain of our lenders to increase our vessel management services to cover at least 10 third-party vessels by December 31, 2013.

As of December 31, 2012 and March 31, 2013 , we were in compliance with the amended financial and other covenants described above.

If we are not in compliance with our covenants and we are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements."

*******************

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******************

Mr. Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 6, 2013

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1420 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By: /s/ Robert E. Lustrin Robert E. Lustrin, Esq.

Ryan Adams
Division of Corporate Finance
Securities and Exchange Commission

Spyros Capralos
Chief Executive Officer
Star Bulk Carriers Corp.